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File No. 0 - 20752

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 06 2002

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of
The Securities Exchange Act of 1934

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

For the Month of March 2002

HIBERNIA FOODS PLC

68 Merrion Square, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F xx   Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   No xx

RECENT EVENTS

Hibernia Foods plc announced the summary results (unaudited) for its fiscal quarter ended December 31, 2001. That announcement is set forth on Exhibit 1 of this Report .

******

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements

EXHIBITS

Exh.	Description	Seq. Page No.
1.	Press release of the Registrant, dated March 4, 2002	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hibernia Foods PLC
(Registrant)

By: ______________________
Colm Delves
(Principal Financial and Accounting Officer and Director)

Date: MARCH 5, 2002

HIBERNIA FOODS PLC

HIBERNIA FOODS PLC NEWS RELEASE

Contacts :
Colm Delves, CFO
Hibernia Foods plc
+ 44-1429-221621

Richard Cooper / Stan Altschuler
Strategic Growth International, Inc.
(516) 829-7111
sgi@netmonger.net

HIBERNIA FOODS PLC ANNOUNCES RECORD RESULTS FOR THIRD QUARTER- FISCAL YEAR 2001/2002

- **Net profit achieved of €587,000 ($520,000);**
- **Record sales achieved as year on year revenues increase by 49%;**
- **Percentage gross margins increase by 51%, as gross profit increases 124%;**
- **Operating profit improvement of €3.54 million ($3.14 million);**
- **EBITDA of €4 million ($3.67 million) represents increase of 3400%.**

Dublin, March 4, 2002... Hibernia Foods plc {NASDAQ: HIBNY} (the "Company") today announced its unaudited financial results for the three month period ended December 31st 2001, the third quarter of fiscal 2002.

Revenues for the quarter amounted to €62.59 million ($55.46 million) compared to revenues of €42.09 million ($37.29 million) for the same quarter in fiscal 2001, representing an increase of 49%.

Gross profit for the quarter was €13.63 million ($12.08 million) compared to gross profit of €6.08 million ($5.39 million) for the same quarter in fiscal 2001, an increase of €7.55 million ($6.69 million), or 124%. Percentage gross margins for the quarter were 21.78% compared to 14.45% for the same quarter in fiscal 2001, representing an increase of 51%.

Operating profit for the quarter amounted to €2.26 million ($2 million) compared to an operating loss of€1.28 million ($1.14 million) for the same quarter in fiscal 2001, representing an improvement of €3.54 million ($3.14 million).

The Net Profit for the quarter amounted to €587,000 ($520,000) compared to a net loss of €2.89 million ($2.56 million) for the same quarter in fiscal 2001, representing an improvement of €3.48 million ($3.08 million).

EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) for the quarter was €4.14m *compared to* €116,000 *last year. This improvement of* €4.02 million ($3.56 million) compared to the same quarter in fiscal 2001, represents an increase of over 3400%.

Commenting on the results, Oliver Murphy, Chairman and Chief Executive Officer, said: "I am delighted to report that in returning to profitability in the third quarter we have achieved a key milestone which we set ourselves for the current fiscal year. A return to profitability is a tremendous endorsement of the policy we announced just six months ago of pursuing a balanced strategy of both revenue growth and profitability. Following a very strong second quarter, the third quarter has continued this very positive trend by delivering revenue growth of 49% and an improvement in operating profits of €3.54 million ($3.14 million) when compared with the third quarter in the prior fiscal year.

I am pleased to report that Entenmann's delivered 23% year on year growth for the third quarter and has achieved 24% [(1)] market share in the branded large whole cake market. Based on its extraordinary success, we have committed capital expenditures to the launch of a new range of single serve/individual portions of Entenmann's branded cakes. This investment represents a new and exciting route to market for the Entenmann's brand and will place Entenmann's firmly into the single serve/individual market, which we estimate to be worth Stg£650 million ($910 million) per annum. The market consists of not only large grocery retail outlets where Entenmann's is already performing strongly, but also in convenience stores, forecourts and other food outlets, thereby increasing the penetration of the Entenmann's brand in new and exciting markets. The investment and launch of this product line is likely to be completed in the first half of Fiscal 2003.

Since the acquisition of the Sara Lee UK business and through the end of the third quarter, we have deliberately managed our private label and branded desserts businesses as separate autonomous divisions, in order to ensure consistency and stability in the market place. During this time, dedicated teams have been very active in identifying and quantifying the costs and benefits of the many synergies we expect to realize as a result of integrating these two businesses. I am exceedingly pleased to report that the integration of our two frozen desserts businesses commenced on January 1, 2002 with the start of our fourth quarter. The identified and targeted synergies arise across all aspects of the enlarged business, including operations, purchasing, sales and marketing. We firmly believe that the integration of our two desserts business, which together represented 70% of our third quarter revenues, will contribute to significant margin improvements as our operating expenses fall, resulting in increased profitability once completed. While there will obviously be short term costs in the current quarter and possibly into the following quarter in merging the operations of these two large businesses, I am very pleased to preliminarily report that we expect to realize annual operating expense savings in excess of €2,500,000.

As part of the integration process, we have implemented a margin enhancement programme which is focussed on two key elements, first a price increase targeted to bring price inflation into the frozen desserts market and second a complimentary and profit focussed promotional strategy across both frozen desserts businesses. While the implementation of these key strategies will no doubt lead to an initial period of restraint within the market, particularly with respect to the level of promotional activity we engage in, we are confident that the margin enhancement programme will contribute significant additional earnings to our bottom line.

I am also pleased to report that the integration of the chilled desserts business acquired in the first quarter of this current fiscal has been successfully completed. This has culminated in our decision to create a Centre of Excellence for chilled desserts development at this site in Birmingham, England. Having already established Entenmann's as the largest brand in the chilled desserts market, we are in the process of leveraging our excellent research and development and manufacturing facilities in Birmingham. When we acquired the chilled desserts business, this business exclusively produced private label desserts for Tesco. I am pleased to report that the development of the Birmingham site as a Centre of Excellence, will enable us to expand our customer base and capitalize on our strong customer relations which already exist in our other desserts business. This will act as the springboard for our further expansion in this growing market which we estimate to be valued at Stg£250 million ($350 million) and growing.

Finally, I am pleased to report that the new UK management team, led by Chris Peters, newly-appointed UK Chief Executive who joined Hibernia from Geest (LSE:GET.L) , is now complete and I firmly believe that we now have the calibre and depth of management necessary to execute our business plan.

I am therefore confident that the integration of our two desserts businesses, together with the vital senior management appointments announced last November, and the continued successful development of our other businesses, will provide the basis from which Hibernia can realise its objective of becoming a key player in the European food manufacturing industry."

(1) Source: Taylor Nelson Sofres

6

The fiscal 2002 quarterly and year to date summary income statements and balance sheet and fiscal 2001 comparative figures are presented in Euros (€). The Euro amounts have been arrived at by converting the underlying Irish Pound (IR£) figures at the fixed conversion rate of Euro1=IR£0.787564. The use of the Euro (€) has no effect on the trend (relatives of the comparative figures) for the periods presented.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann's branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

- TABLES FOLLOW -

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements

of Operations for the

Quarter Ended December 31,

	2001[1]	2001	2000
	US$000s	€000s	€000s
Product Revenue	55,457	62,592	42,089
Gross Profit	12,079	13,633	6,081
Operating Expenses	(10,077)	(11,374)	(7,363)
Operating Profit / (Loss)	2,002	2,259	(1,282)
Interest, Foreign Exchange and Other charges	(1,482)	(1,672)	(1,610)
Net Profit / (Loss)	520	587	(2,892)
EBITDA	3,666	4,138	116

Profit/(Loss) per Share Data for the

Quarter Ended December 31,

	2001[1]	2001	2000
	US$	€	€
Basic Profit/(Loss) per Share	0.02	0.03	(0.15)
Ordinary Shares Outstanding	22,136,840	22,136,840	19,395,728

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HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated

Balance Sheets as of December 31,

	2001[1]	2001	2000
	US$000s	€000s	€000s
Total Current Assets	60,474	68,255	54,415
Total Fixed Assets	56,211	63,444	48,198
Total Intangible & Other Assets	7,571	8,545	6,196
Total Assets	124,256	140,244	108,809
Total Current Liabilities	80,088	90,393	69,913
Other Liabilities	30,888	34,862	9,231
Total Liabilities	110,976	125,255	79,144
Net Assets	13,280	14,989	29,665

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HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Nine Month Period Ended December 31,

	2001[1]	2001	2000
	US$000s	€000s	€000s
Product Revenue	136,710	154,300	101,123
Gross Profit	24,611	27,778	15,308
Operating Expenses	(26,292)	(29,675)	(19,320)
Operating Profit/(Loss)	(1,681)	(1,897)	(4,012)
Interest, Foreign Exchange and Other charges	(4,020)	(4,538)	(4,723)
Net (Loss) Before Extraordinary Item	(5,701)	(6,435)	(8,735)
Extraordinary Item	-	-	(4,748)
Net (Loss) After Extraordinary Item	(5,701)	(6,435)	(13,483)
EBITDA	2,929	3,306	123

Loss per Share Data for the Nine Month Period Ended December 31,

	2001[1]	2001	2000
	US$	€	€
Basic (Loss) per Share Before Extraordinary Item	(0.27)	(0.30)	(0.52)
Basic (Loss) per Share After Extraordinary Item	(0.27)	(0.30)	(0.81)
Ordinary Shares Outstanding	21,461,748	21,461,748	16,665,626

1 The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at December 31, 2001 of Euro (€)1 = US$0.8860

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This report contains forward-looking statements regarding the company's future performance. These forward-looking statements are based on management's views and assumptions, and involve risks, uncertainties and other important factors, certain of which are beyond the Company's control, that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These include, but are not limited to, sales, earnings and volume growth, competitive conditions, production costs, currency valuations, achieving cost savings and working capital and debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives and other factors described in "Risk Factors" in the Company's Form 20-F for the fiscal year ended March 31, 2001, as updated from time to time by the Company in its subsequent filings with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

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